THE LEBRECHT GROUP

A PROFESSIONAL LAW CORPORATION

Brian A. Lebrecht, Esq.

Craig V. Butler, Esq. *

Edward H. Weaver, Esq.**

Admitted only in California*

Admitted only in Utah**

December 14, 2007

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Mail Stop 4561

Attn:  Linda van Doorn

Re:

China Agro Sciences Corp.

Forms 10-K and 10-K/A for the period ended September 30, 2006

Filed January 16, 2007 and January 24, 2007

File No.  0-49687

Dear Ms. van Doorn:

We herein provide the following responses to your comment letter dated August 13, 2007, regarding the above-listed forms for China Agro Sciences Corp. (the “Company”).  I have summarized your comments in bold followed by the Company’s response.

Item 1A – Risk Factors, page 8

1.

Related to our prior comments regarding credit risk, please tell us what financial and other information of Jilin Ruiye Pesticide Co. you plan to include in future filings to help an investor assess the business risk related to having only one customer.

When the Company files the Amended Filing in response to these comments it will add disclosure in its risk factors related to the financial condition of Jilin Ruiye Pesticide Co.

Financial Statements -- General

2.

We have reviewed your responses to prior comment 3.  Paragraph 15 of SFAS 141 requires that the acquiring entity be identified in all business combinations.  Please identify for us the accounting acquirer in the transaction in which DHC acquired Ye

IRVINE OFFICE:

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(949) 635-1240 • FAX  (949) 635-1244

www.thelebrechtgroup.com

(801) 983-4948 • FAX  (801) 983-4958

CHAS LTR RESPONSE TO SEC CMTS 8-13-2007 (00025086) ~~00025086~~

Linda van Doorn

December 14, 2007

Shun and the transactions in which Ye Shun acquired Runze, based on the criteria in paragraphs 16 and following of SFAS 141.

Based on the criteria in paragraphs 16 and following of SFAS 141, Runze was the accounting acquirer in the transaction in which Ye Shun acquired Runze, and Ye Shun (and its subsidiary Runze) were the accounting acquirer in the transaction in which DHC acquired Ye Shun.

When the Company files the Amended Filing in response to these comments it will modify the second paragraph in its “Business Overview” Section to the following (changes in bold):

“DaLian, our wholly-owned subsidiary, was formed on March 10, 2006.  On May 1, 2006, DaLian merged with DHC (formerly known as China Agro Sciences Corp.), a Florida corporation that was formed March 9, 2006 (the “Merger”).  As a result of the Merger DHC remained as the surviving entity and DaLian ceased to exist.  Prior to DaLian’s merger with DHC, DHC acquired all the outstanding common stock of Ye Shun International (“Ye Shun”), a company that owns all the outstanding common stock of DaLian Runze Chemurgy Co., Ltd. (“Runze”).  In the transaction in which Ye Shun purchased all the outstanding stock of Runze, Runze was determined to be the accounting acquirer.  In the transaction in which DHC acquired all the outstanding common stock of Ye Shun, Ye Shun was determined to the accounting acquirer.  Ye Shun is a Hong Kong registered enterprise.  Runze is classified by the Chinese government as an enterprise entity with 100% of its capital coming from Hong Kong.  As a result of the Merger we terminated our status as a business development company and, through our wholly-owned subsidiary, became a development stage company specializing in the sale and distribution of pesticides and herbicides.  Our only operations are conducted through our wholly-owned subsidiary, which controls the assets of Runze.  The term “we” as used throughout this document refers to China Agro Sciences Corp., DaLian, and the operations of Runze, which are controlled by DHC.”

3.

We have reviewed your response to prior comment 4 and reissue our comment in its entirety.  You state that the financial statements of Ye Shun would be identical to those of the company for 2006 and that the financial statements of Ye Shun and Runze would be identical for 2005 and 2004.  However, comment 1 above not withstanding, Ye Shun does not begin consolidating Runze until November of 2005 and the registrant does not begin consolidating Ye Shun until April 2006.

Per our telephone calls, because the transactions between Ye Shun and Runze, and DHC and Ye Shun, are reverse acquisitions (as was the transaction with the Registrant) then the financial statements would be identical.  If you would like the Company to issue those financial statements twice it will do so.

4.

We have reviewed your response to prior comment 5.  Please clarify to us your intended accounting for the grant under U.S. GAAP.  Specifically, clarify why the grant should be accounted for as a reduction of fixed assets.  In addition, clarify how you plan to restate your financial statements to properly account for the grant.

Linda van Doorn

December 14, 2007

By the time the Company received the grant (it was applied one year before) the goods had already been purchased, and therefore should be accounted for as “previously acquired fixed asset” with a corresponding reduction in the net income amount in the period it was classified as grant income.  This change will be made to the financial statements in the Amended Filing.

Note 9 Risk Factors, F-8

5.

We have reviewed your response to prior comment 7.  We do not agree that parent only financial statements would be identical to your consolidated financial statements.  Please include Schedule I parent only financial statements in accordance with Rule 5-04(c) of Regulation S-X in your amended Form 10-K.

Per our telephone calls, the Company agrees the Schedule I parent only financial statements are required.  The Company is preparing these financial statements and will file as an amendment to this letter early next week.

Company’s Statements

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ Craig V. Butler

Craig V. Butler, Esq.